Exhibit 99.6







February 2, 2002



Mr. Reed L. Benson
General Counsel
Broadcast International, Inc.
7050 Union Park Center, Suite 600
Salt Lake City, UT   84047

Re:  Broadcast International, Inc., a Utah corporation (the "Company")

Dear Mr. Benson:

Thank you for your letter dated February 2, 2004, regarding the S-8 rules of the Securities and Exchange Commission, which I have reviewed.

I am not a public relations person for the Company or any other entity. I have not and do not intend to raise any funding for the Company. The services have rendered and intend to render for the benefit of the Company include consultation regarding selection of members of a new technology board; management of Company's patent program, and consulting regarding the bankruptcy Plan of Reorganization for Interact Devices, inc. as well as providing advice, documentation, and management services to the Company as outlined in my employment letter, and that no services rendered under the employment letter have been or shall be "capital raising" services as that term is defined in applicable securities laws, rules and regulations, or services that may be deemed to be services that promote or maintain a market for the securities of the Company.

I acknowledge receipt of a copy of the written employment letter and that I have access to the website of the Securities and Exchange Commission where I have reviewed all reports filed by the Company with the Securities and Exchange Commission during the past 12 months.

Thank you.

Very truly yours,


/s/ Danny Mabey

Danny Mabey